Exhibit 99.1

PRESS RELEASE

MeaTech 3D Reports Breakthrough in Cultured
Steak Production

Cultivated meat leader MeaTech 3D announces
printing of a 3.67 oz cultivated steak comprised of real, living muscle and fat tissues, without using any soy or pea protein

Pictured is the 3.67 oz cultivated steak printed by MeaTech 3D. Photo credit: Shlomi Arbiv. Style credit: Amit Farber.

Ness Ziona, Israel, December 7, 2021 – MeaTech 3D Ltd. (Nasdaq: MITC) revealed today that it has succeeded in bioprinting a 3.67 oz (104-gram) cultivated steak, primarily composed of cultivated real fat and muscle cells. The company believes that it is the largest cultured steak produced to date. This groundbreaking achievement serves as an important milestone toward the goal of scaled production of cultivated bio-printed steak.

The cells used in making the steak were produced using an advanced and proprietary process that starts by isolating bovine stem cells from tissue samples and multiplying them. Upon reaching sufficient cellular mass, stem cells were formulated into bio-inks compatible with MeaTech’s proprietary 3D bio-printer. The bio-inks were printed from a digital design file of a steak structure. The printed product was placed in an incubator to mature, where the printed stem cells were differentiated into fat and muscle cells that develop into fat and muscle tissue, respectively, to form the MeaTech steak.

MeaTech’s goal is developing a true replacement for conventional steak that maximizes cell-based content rather than non-meat ingredients. The cultivated steak is comprised of real, living muscle and fat cells, and does not contain any soy or pea protein typically used in plant-based alternatives. MeaTech employed advanced 3D bioprinting technology developed in-house and advanced tissue engineering science to reach this important milestone, bringing sustainable, premium cultivated meat products closer to the market.

MeaTech intends to continue improving upon its bioprinting and cultivation technologies to produce cultivated meat that better mirrors the key characteristics of farm-raised, premium steak.

Sharon Fima, CEO and CTO, MeaTech: “Today’s breakthrough is the culmination of over one year’s efforts in our cellular biology and high-throughput tissue engineering processes, as well as our precision bioprinting technology. By bioprinting a 3.67 oz steak comprised of living tissue, we believe we have both validated our core technologies and placed ourselves at the forefront of the race to develop high-end, real cell-based cultivated premium meat products.”

About MeaTech

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq Capital Market under the ticker “MITC”. The company-initiated activities in 2019 and maintains facilities in Ness Ziona, Israel and Antwerp, Belgium. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech focuses on developing premium, center-of-plate meat products, such as structured, marbled steaks. This includes development of high throughput bioprinting systems. In furtherance of this goal, the Company is developing a suite of advanced manufacturing technologies to produce cell-based alternative protein products. This includes development of cell lines for beef, pork, and chicken.

For more information, please visit https://meatech3d.com/3-67oz-achievement/.

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com Tel: +1 508-577-6635	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096

SOURCE MeaTech 3D Ltd.